Exhibit 99.1

Aeterna Zentaris Announces Continued Expansion of Intellectual Property Portfolio for Macimorelin with Additional Patent Applications

CHARLESTON, S.C., July 31, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced the filing of two patent applications on July 22, 2020 related to its substance macimorelin, an orally available ghrelin agonist to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”) and childhood-onset growth hormone deficiency (“CGHD”).

Based on the positive results from AEZS-130-P01 (“Study P01”) evaluating macimorelin as a growth hormone stimulation test for the evaluation of CGHD, the Company filed a U.S. provisional application as well as a patent application under PCT (Patent Cooperation Treaty). Both patent applications relate to the invention of macimorelin as a method to diagnose growth hormone deficiency in pediatric patients.

“We are encouraged with the data macimorelin has demonstrated to date and believe it holds significant potential to expand into pediatric use. These patent applications, once granted, are expected to support Aeterna’s business case for its continued development and efforts to seek regulatory approval pending the outcome of our second pediatric study, P02, evaluating macimorelin acetate in pediatric patients from 2 years of age to 18 years of age with suspected growth hormone deficiency,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna.

For results of Study P01, please visit EU Clinical Trials Register and reference EudraCT #2018-001988-23.

About Macimorelin

Macimorelin, a ghrelin agonist, is an orally-active small molecule that stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples after oral administration of macimorelin for the assessment of GHD.

In December 2017, the United States Food and Drug Administration (“FDA”) granted Aeterna Zentaris marketing approval for macimorelin to be used in the diagnosis of patients with adult growth hormone deficiency. Macrilen™ has been granted Orphan Drug designation by the FDA for diagnosis of AGHD. In January 2019, the European Commission granted marketing authorization for macimorelin to Aeterna Zentaris for diagnosis of growth hormone deficiency in adults. In March 2017, the Pediatric Committee of the EMA agreed to the Company’s PIP for macimorelin, a prerequisite for filing a marketing authorization application for any new medicinal product in Europe.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements include those relating to the potential of Macrilen™ (macimorelin) to expand into pediatric use and the granting of the two patent applications and may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our to obtain approvals for the two patent applications, our ability ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our Common Shares on the NASDAQ, our ability to continue as a going concern is dependent, in part, on our ability to transfer cash from Aeterna Zentaris GmbH to Aeterna Zentaris and the U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo, the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations, including studies, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com